                                                                 Exhibit 13.1




    2000

    ANNUAL

    REPORT




    EXCELON CORPORATION

------------------







    [Photograph of bridges]






    [Photograph of man working]






    [Photograph of three men talking]

To Our Shareholders,



In 2000, we worked aggressively to complete the first phase of a transformation that we believe will benefit the company for many years to come. Last year, the company generated record revenues by continuing its strong history in delivering object-oriented data management solutions through our Object Design division while having considerable success in positioning eXcelon as an emerging leader in the B2B space. eXcelon's e-business solutions provide organizations with the ability to develop and deploy self-service applications targeted towards employees, customers, suppliers and partners. These XML-based applications enable our customers to increase revenues, improve customer service and responsiveness, reduce cycle time and lower transaction costs.

In 2000, the company's revenue grew to $70 million, of which the Object Design business generated over $50 million. We have competed in the object-oriented data management space for 13 years and we are proud to say that we continue to be the market leader today. Demand for our data management solutions was quite strong in 2000. A number of the world's leading organizations, including Alcatel, AOL, Amazon.com, British Telecom, Cisco, Coppercom, Deutsche Bank, Ericsson, Goldman Sachs, Intel, InfoVista, NTT DoCoMo, Orange and Westfield Companies, deployed Object Design solutions last year and rely on our technology.

We followed the renaming of the company to eXcelon in January 2000 with the launch of the company's new B2B solutions in the second quarter. High-profile organizations such as Swiss Re insurance, AXA insurance, John Laing Construction, Cummins Power Generation and Amazon.com all chose eXcelon as their platform for building e-business applications. With solid products endorsed by leading organizations, it didn't take long for the industry to take notice. Leading analyst firms such as the Gartner Group, Aberdeen Group, Bloor Research and the Butler Group all completed favorable studies on our product line. In its first full year of availability, the B2B product line generated over $20 million of revenue for the company.

In our second year as eXcelon Corporation, the software market has been changing rapidly. Our company continues to change with the market, and we are continuing to take steps to become a leading provider of solutions for the enterprise. Thus far, however, 2001 has been a disappointing year for the company. The weakness in the world economy has led to a decrease in capital spending and delays in e-business deployments, which has affected the performance of both our data management and XML product lines. Despite these results, we are eager to move into the second half of the year. We are excited about our pending merger with C-bridge Internet Solutions, Inc., which has been well received by industry analysts. We believe the merger with C-bridge will help to position us as a leader in the enterprise commerce management (ECM) market.



Thank you for your continued support.



/s/ Robert N. Goldman
------------------------------------
Robert N. Goldman
Chairman and Chief Executive Officer

EXCELON CORPORATION
COMPANY OVERVIEW


eXcelon Corporation is a leading provider of eXtensible Markup Language, or XML-based, business-to-business software products, which we develop, sell and support through our eXcelon division (www.exceloncorp.com). We are also the leading provider of native C++ and Java object-oriented database management software products, which we develop, sell and support through our Object Design division (www.objectdesign.com).

Using our platform of eXcelon business-to-business, or B2B, products, which include our eXcelon Portal Server and our eXcelon Integration Server, companies can create self-service and collaborative e-business applications for serving employees, customers, suppliers and distribution partners. These applications enable organizations to increase revenues, improve customer service and responsiveness, increase efficiencies and lower transaction costs. Companies today are working to create a "virtual ecosystem" that enables their customers, distribution partners, suppliers and employees to access data and content previously unavailable without direct, and often complex, human interaction. To do this, they are building and deploying a new class of software applications that use a common information model based on XML to aggregate data and content and make that information available across their entire ecosystem. Our eXcelon B2B products provide a platform to aggregate information from disparate sources, transform and deliver information to various end-users in any format, and define and maintain collaborative business processes and workflow.

These self-service and collaborative applications are a component of a new e-business solutions category called enterprise commerce management, or ECM. ECM is a model for companies seeking to build their next-generation business systems. Extending beyond enterprise resource planning to a company's trading partners, ECM includes the entire value chain from suppliers to distribution channel partners to customers. Through ECM, companies can use business process applications, services and the Internet to conduct commerce throughout the value chain. Our B2B products have been used to develop a wide range of self-service and collaborative applications. Organizations such as Swiss Re Life and Health, NTT, and Siemens Business Systems have relied on eXcelon's products to create XML-based information models that integrate data and content from partners and customers, shorten the time to create new applications and reduce the time to bring new partners on-line.

Our Object Design data management products deliver high-performance, scalable solutions used by thousands of customers in the telecommunications, financial services and e-business industries, as well as by independent software vendors. With its patented Cache-Forward architecture, our ObjectStore product is an object-oriented database management system used extensively by companies with demanding requirements for high-performance and scalable data management solutions. We also offer Javlin, our integrated data server for Java-based application servers, and PSE Pro, our suite of "small footprint" embeddable database management systems.

All of our products are standards-based, thus eliminating many technical barriers to entry for conducting e-business.

In addition to our software products, we offer our eXcelon eSolutions suite of comprehensive business and technical consulting services that focus on evaluating, designing and deploying overall e-business solutions for our customers. We also provide training courses, project-specific consulting services and maintenance and support services to our customers.

In January 2001, we reorganized our business operations and created our two separate product divisions: our eXcelon B2B products division and our Object Design data management products division. Our general administrative staff provides finance and administrative support for our two product divisions. The objective of this reorganization was to enable us to more effectively sell, deliver and support our B2B and Object Design product lines in their target markets worldwide.

Based in Burlington, Massachusetts, eXcelon Corporation was founded in 1988 and completed its initial public offering as Object Design, Inc. in July 1996. We offer our products worldwide, but the principal markets for our products are the United States, the United Kingdom, Japan and Germany. We employ a multi-channel sales and marketing strategy, relying primarily on direct sales of our products through branch offices across the U.S. and through international subsidiaries in the United Kingdom, Germany, The Netherlands, Japan and Australia. To augment the efforts of our direct sales force, we also use a network of distributors, systems integrators, independent software vendors and other channel partners.

EXCELON CORPORATION
FINANCIAL ANALYSIS


Selected Financial Data

(in thousands, except per share data)              2000               1999               1998               1997              1996
------------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Revenues                                       $  70,347          $  60,810          $  62,358          $  47,265          $ 38,339
Operating income (loss)                          (12,379)            (8,218)             4,380               (436)            1,240
Net income (loss)                                (11,011)            (7,144)             4,823                800               520
Earnings income (loss) per share:
   Basic                                           (0.38)             (0.25)              0.17               0.03              0.03
   Diluted                                         (0.38)             (0.25)              0.17               0.03              0.02

Balance Sheet Data:
Working capital                                $  12,207          $  16,130          $  25,897          $  23,968          $ 24,225
Total assets                                      40,746             47,405             48,992             38,878            38,461
Long-term obligations                                  -                  -                 18                236               120
Total stockholders' equity                        21,300             29,513             34,751             28,819            28,233
------------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We develop, sell and support two major product lines: our B2B line of XML-based software products and our Object Design line of object-oriented database management software products. Using our B2B products, companies are able to create self-service applications running on the Internet or an intranet, that can be targeted to customers, suppliers, channel partners and employees, and that enable companies to transact business more efficiently and effectively, improve customer service and responsiveness and lower transaction costs. Our Object Design products have been used extensively for over 12 years by companies in the telecommunications and finance industries, and by independent software vendors, and for over 5 years in e-business applications with demanding requirements for high-performance and scalable data management solutions. Until 1999, we derived 100% of our revenue from our Object Design line of database management software products. However, during the past two years our B2B software products line has grown rapidly. During 2000, sales of B2B products and services accounted for over $20 million, or approximately 28%, of our total revenues, up from less than 5% in 1999.

Our B2B product line was introduced in 1999. Despite a significant investment in and a rapid expansion of our B2B line of software products over the past two years, the Object Design product line continues to contribute the majority of our revenues. Our Object Design product line generated more than 70% of our revenues in 2000 and more than 90% of our revenues in 1999.

Our revenues are derived from sales of licenses of our B2B and Object Design software products, professional services and maintenance. We generally license our software products on a perpetual basis. Maintenance is generally billed annually in advance. We offer our eXcelon eSolutions and our implementation and other professional services primarily on a time and materials basis. We offer training on a fixed fee basis.

We recognize revenue in accordance with the provisions of AICPA Statement of Position 97-2 "Software Revenue Recognition." Revenue from software license fees is recognized when there is evidence of an arrangement, the product has been delivered, fees are fixed or determinable, and collection of the related receivable is deemed probable by management. Revenue from sales through distributors is recorded net of distributor commissions. Maintenance revenue, including those bundled with the initial license fee, are deferred and recognized ratably over the service period, generally one-year. Consulting and training service revenue is recognized as the services are performed.

Our cost of software revenues includes primarily royalties to third parties for software used in our software. Our cost of services revenues primarily includes salaries and related expenses of our consulting and technical support personnel, and an allocation of overhead and recruitment costs.

EXCELON CORPORATION
YEAR END COMPARISON


The following table sets forth certain revenue and cost data as a percentage of our total revenues for each of the three years ended December 31, 2000:

Revenues:
   Software                                                    61.3%          60.2%         70.6%
   Services                                                    38.7           39.8          28.9
Related party software and services                               -              -           0.5
-------------------------------------------------------------------------------------------------
   Total revenues                                             100.0%         100.0%        100.0%
-------------------------------------------------------------------------------------------------
Cost of revenues:
   Cost of software                                             4.2            3.9           2.6
   Cost of services                                            25.6           21.3          16.5
   Cost of related party software and services                    -              -           0.3
-------------------------------------------------------------------------------------------------
   Total cost of services                                      29.8           25.2          19.4
-------------------------------------------------------------------------------------------------
Gross profit                                                   70.2           74.8          80.6
Operating expenses:
   Selling and marketing                                       59.3           59.9          50.7
   Research and development                                    18.3           16.9          13.8
   General and administrative                                  10.2           10.0           9.0
   Restructuring                                                  -            1.5             -
-------------------------------------------------------------------------------------------------
   Total operating expenses                                    87.8           88.3          73.5
-------------------------------------------------------------------------------------------------
Operating income (loss)                                       (17.6)         (13.5)          7.1
Other income, net                                               1.9            1.8           1.6
Income (loss) before income taxes                             (15.7)         (11.7)          8.7

Provision for income taxes                                        -              -           1.0
-------------------------------------------------------------------------------------------------
Net income (loss)                                             (15.7)         (11.7)          7.7
-------------------------------------------------------------------------------------------------

2000 COMPARED TO 1999

SOFTWARE REVENUES. Software revenues increased 17.7%, to $43.1 million in 2000 from $36.6 million in 1999. The increase was primarily due to increased volume of B2B software license sales offset partially by a decrease in sales of our Object Design product line. We expect software license revenues from our B2B products to continue to increase in future periods, while our Object Design product line may stabilize or decline in the coming year. The timing of closing large-sized software deals could result in fluctuations of future software license revenues in any quarter. B2B software revenues were $12.9 and $2.1 million while ObjectStore software revenues were $30.2 and $34.5 million for the years 2000 and 1999, respectively.

SERVICES REVENUES. Services revenues increased 12.6%, to $27.2 million in 2000 from $24.2 million in 1999. The increase is due to higher demand for our consulting services attributable to customer deployments of applications built using our software, and higher maintenance revenues, reflecting continued growth in our installed base of customers. We are not expecting increases in services revenues for 2001. B2B services revenues were $7.1 and $0.8 million while ObjectStore services revenues were $20.1 and $23.4 million for the years 2000 and 1999, respectively.

REVENUES FROM INTERNATIONAL OPERATIONS. Revenues from the operations of our international subsidiaries increased $9.9 million in 2000 as compared to 1999. International revenues as a percentage of total revenues were 47.4% in 2000 compared with 38.5% in 1999. The increase in dollar amount and percentage contribution of our international revenues is primarily the result of strong B2B license revenues in Japan and the UK. While we expect that international revenues will continue to be a large part of our revenues in 2001, it is difficult to predict the percentage that they will represent.

EXCELON CORPORATION
YEAR END COMPARISON


COST OF SOFTWARE REVENUES. Cost of software revenues increased 22.7%, to $2.9 million in 2000 from $2.4 million in 1999, and increased as a percentage of software revenues to 6.8% from 6.5% for such years, respectively. The increase in absolute dollars and as a percentage of software revenues is due to additional purchases of technology in the amount of $0.3 million and an increase in write-offs of old technology from $0.5 million in 1999 to $0.7 million in 2000.

COST OF SERVICES REVENUES. Cost of services revenues increased 39.7%, to $18.1 million in 2000 from $12.9 million in 1999 and increased as a percentage of services revenues to 66.3% from 53.5% for such years, respectively. The increase in dollar amount reflects the growth in staffing necessary to generate and support increased worldwide service revenues and provide customer support to our growing installed base. The increase in cost of services as a percentage of service revenues is primarily due to lower utilization of consulting personnel in 2000 as compared to 1999 as a result of expanding staff in the B2B division in anticipation of revenue growth in B2B products, as well as a direct write-off of purchased technology no longer being utilized by our services organizations. By hiring staff ahead of demand we caused our average utilization to decline. In 2001, we expect cost of services revenues to remain flat in absolute dollars, and it may decrease as a percentage of services revenues as we strive to increase the utilization of our services organizations as new e-business customers are added.

SELLING AND MARKETING EXPENSE. Selling and marketing expense increased 14.6%, to $41.7 million in 2000 from $36.4 million in 1999, and decreased as a percentage of total revenues to 59.3% from 59.9% for such years, respectively. The increase in dollar amount resulted primarily from the hiring of additional marketing and sales personnel and increased spending on marketing programs primarily to launch our B2B product line. We do not expect future sales and marketing expenses to increase significantly in 2001.

RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense increased 24.9%, to $12.9 million in 2000 from $10.3 million in 1999, and increased as a percentage of total revenues to 18.3% in 2000 from 16.9% for 1999. The increase was due principally to the addition of personnel, depreciation of capital equipment and related overhead for the development of new B2B products and enhancement to existing Object Design products. We do not expect future research and development expenses to increase significantly in 2001.

GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased 18.2%, to $7.2 million in 2000 from $6.1 million in 1999, and increased as a percentage of total revenues to 10.2% in 2000 compared to 10.0% in 1999. The increase in dollar amount is reflective of the increased staffing, investments in information technology, professional expenses and other costs associated with our expanding operations. We expect general and administrative expense to increase slightly or remain flat in 2001.

RESTRUCTURING. In 1999, we recorded a restructuring charge in the amount of $945,000, in connection with repositioning the company for future growth. The charge was composed of severance costs for eleven employees, closure costs of some office space, and cancellation costs of certain marketing initiatives. All of the restructuring charges were paid in 2000.

OTHER INCOME (NET). Other income (net) increased 22.5%, to $1.4 million in 2000 from $1.1 million in 1999. The increase was largely the result of some movement to longer-term investments that yield a higher rate of return as well as gains from transactions with our foreign subsidiaries.

PROVISION FOR INCOME TAXES. In 2000 and 1999, we paid only certain foreign income taxes due to our overall net loss.

1999 COMPARED TO 1998

SOFTWARE REVENUES. Software revenues decreased 16.8%, to $36.6 million in 1999 from $44.0 million in 1998. The decrease was primarily due to decreased volume of Object Design software licenses offset partially by an increase in sales of our B2B product line. We expect software license revenues from our B2B products to increase in future periods.

SERVICES REVENUES. Services revenues increased 34.3%, to $24.2 million in 1999 from $18.0 million in 1998. The increase is due to higher demand for our consulting services related to customer deployments of our software and higher maintenance revenues, reflecting continued growth in our installed base of Object Design products.

RELATED PARTY REVENUES AND COST OF RELATED PARTY REVENUES. Related party revenues and associated cost of related party revenues were not material in 1999. In 1998, related party revenues and associated cost of revenues were derived from services provided to IBM. IBM ceased to be a related party in 1999.

EXCELON CORPORATION
CAPITAL RESOURCES


REVENUES FROM INTERNATIONAL OPERATIONS. Revenues from the operations of our international subsidiaries decreased $1.0 million in 1999 as compared to 1998. International revenues as a percentage of total revenues were 38.5% in 1999 compared with 39.2% in 1998. The decrease in dollar amount of our international revenues is approximately commensurate with the year-over-year decrease in our total revenues.

COST OF SOFTWARE REVENUES. Cost of software revenues increased 48.3%, to $2.4 million in 1999 from $1.6 million in 1998, and increased as a percentage of software revenues to 6.5% from 3.6% for such years, respectively. The increase in absolute dollars and as a percentage of software revenues is due to additional purchases of technology from third parties in 1999 for inclusion in our new B2B Solutions product line, as well as the write-off in 1999 of certain previously purchased technologies.

COST OF SERVICES REVENUES. Cost of services revenues increased 25.4%, to $12.9 million in 1999 from $10.3 million in 1998 and decreased as a percentage of services revenues to 53.5% from 57.3% for such years, respectively. The increase in dollar amount reflects the growth in staffing necessary to generate and support increased worldwide service revenues and provide customer support to our growing installed base. The decrease in cost of services as a percentage of service revenues is primarily due to higher average utilization of consulting personnel in 1999.

SELLING AND MARKETING EXPENSE. Selling and marketing expense increased 15.3%, to $36.4 million in 1999 from $31.6 million in 1998, and increased as a percentage of total revenues to 59.9% from 50.7% for such years, respectively. The increase in dollar amount and as a percentage of total revenues resulted primarily from the hiring of additional marketing personnel and increased spending on marketing programs to launch our new B2B product line.

RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense increased 19.1%, to $10.3 million in 1999 from $8.6 million in 1998, and increased as a percentage of total revenues to 16.9% in 1999 from 13.9% for 1998. The increase was due principally to the addition of personnel, depreciation of capital equipment and related overhead for the development of new B2B products and enhancement to existing Object Design products.

GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased 7.7%, to $6.1 million in 1999 from $5.6 million in 1998, and increased as a percentage of total revenues to 10.0% in 1999 compared to 9.0% in 1998. The increase is reflective of the increased staffing, investments in information technology, professional expenses and other costs associated with our expanding operations.

RESTRUCTURING. In 1999, we recorded a restructuring charge in the amount of $945,000, in connection with repositioning the company for future growth. The charge is composed of severance costs for eleven employees, closure costs of some office space, and cancellation costs of certain marketing initiatives.

OTHER INCOME (NET). Other income (net) increased 14.2%, to $1.1 million in 1999 from $1.0 million in 1998. The increase was largely the result of overall higher cash balances as well as some movement to longer-term investments that yield a higher rate of return.

PROVISION FOR INCOME TAXES. In 1999, we paid only certain foreign income taxes due to our overall net loss. Our effective tax rate for 1998 was 10%. The effective tax rate in 1998 reflects an alternative minimum tax provision for federal taxes and certain state and foreign taxes. The effective tax rate is lower than the statutory rate principally due to the utilization of net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2000, our principal sources of liquidity included $16.0 million of cash, cash equivalents and short-term marketable securities and $600,000 of long-term marketable securities. $175,000 of cash and cash equivalents is restricted and is being held in a certificate of deposit with Silicon Valley Bank as collateral for a security deposit on leased office space in our Burlington, MA location. While we believe that our cash and securities balances at December 31, 2000 are sufficient to meet our needs, we are presently negotiating with Silicon Valley Bank regarding an additional financing package of approximately $4.8 million.

We had an accumulated deficit of $46.1 million at December 31, 2000 and a net loss of $11.0 million for the year then ended. Management believes that cash flows from operations and existing cash balances will be sufficient to fund the Company's cash requirements for the foreseeable future. Failure to generate sufficient revenues, raise additional capital or reduce certain discretionary spending could have a material adverse effect on the Company's ability to continue as a going concern and achieve its business objectives.

EXCELON CORPORATION
FUTURE RESULTS


Our operating activities used net cash of $5.6 million and provided net cash of $1.6 million in 2000 and 1999, respectively. The decrease was primarily the result of a net loss of $11.0 million in 2000 compared to a net loss of $7.1 million in 1999, plus increased cash used for working capital.

Our investing activities used net cash of $3.5 million and $4.3 million in 2000 and 1999, respectively. The decrease in uses of cash was attributable primarily to the net sale of $598,000 of marketable securities in 2000, compared to the net purchase of $150,000 of marketable securities in 1999, and a decrease in purchased technology to $370,000 in 2000 from $1.2 million in 1999.

Our financing activities provided net cash of $2.2 million and $1.8 million for the years ended December 31, 2000 and 1999, respectively. The increase was due to an increase in proceeds from stock option exercises to $2.2 million in 2000 from $2.0 million in 1999 and the absence of treasury stock purchases in 2000.

We believe that our current cash, cash equivalents, and marketable securities, and funds generated from operations, if any, will provide adequate liquidity to meet our capital and operating requirements for the next twelve months.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This accounting standard, which is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, requires that all derivatives be recognized as either assets or liabilities at estimated fair value. In June 2000, the Financial Accounting Standards Board issued statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133. This accounting standard amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The January 1, 2001 adoption of SFAS No. 133, as amended, is not expected to have a material effect on the Company's financial position or results of operation.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

From time to time, information provided by us, statements made by our employees or information included in our filings with the Securities and Exchange Commission may contain statements which are not historical facts but which are "forward-looking statements" which involve risks and uncertainties. The words "expect", "anticipate", "intend", "plan", "believe," "seek", "estimate" and similar statements are intended to identify such forward-looking statements. In particular, statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" relating to our products, competition, future development, revenue and expense levels and profitability, as well as the sufficiency of capital to meet working capital and capital expenditure requirements, may be forward-looking statements. Our disclosures in Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," also constitute forward-looking statements. This Report also contains other forward-looking statements, including without limitation statements regarding: the market opportunity for our products, our competitors, the development of our products, the capabilities of our product lines, anticipated increases in revenues from our B2B products, the percentage of revenues from our international operations, outlook with regard to costs and expenses, the adequacy of our existing facilities to meet our requirements over the next twelve months, and adequate liquidity to meet our capital and operating requirements for the next twelve months. Such statements are not guarantees of future performance, but are based on assumptions and expectations of our management at the time such statements are made, and involve certain risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Important factors that could cause our actual results to differ from those forward-looking statements include those set forth below. We disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

In January 2001, we restructured our business operations. As a result of the restructuring we reduced our workforce by approximately 11% and split our business operations into three divisions: our B2B product line division, our Object Design product line division and a third division that provides finance and administrative functions for the other two divisions. The restructuring may not produce the improvement in sales and marketing focus, growth in business or revenues, improvement in our results of operations or other benefits that we anticipate and could, by duplication of senior management and other personnel, increase our operating expenses without realizing corresponding increases in revenue. In addition, if we are unable to successfully manage the transition to our new organizational structure, we could experience disruption of our business operations that could materially adversely affect our financial results. Disruptions or operational difficulties could result in delays in product development cycles and sales of our products. We may not be able to retain our

EXCELON CORPORATION
FUTURE RESULTS


key personnel following the restructuring or attract and retain the new personnel necessary to grow our B2B product line and Object Design product line divisions, which could materially adversely affect our ability to develop and sell our products, support our business operations and grow our businesses. The occurrence of one or more of these factors could distract our management team and materially adversely affect our business, financial condition and operating results.

The majority of our revenues to date has been derived from our Object Design line of object-oriented database management products and related services. We expect the market for object-oriented database management products in general to remain stable or decrease in the future. Our future revenues from our Object Design product line will depend to a substantial degree on our ability both to maintain our existing customers and to attract and maintain new customers for these products. A significant portion of our revenues is derived from sales of our Object Design products to customers in a limited number of industries, such as the telecommunications industry, some of which have been decreasing their rate of capital expenditures, including expenditures for products such as ours. There can be no assurance that we will be able to maintain demand for our Object Design products in the telecommunications industry or other vertical markets in which our Object Design products have been widely implemented. If our revenues in our traditional markets decline and we are unable to create demand for our Object Design products in new vertical markets, our revenues could decline, our ability to support the levels of expenditure we believe are necessary to support the growth of our B2B business could be impaired, and our business and prospects could be significantly harmed. As a result of the foregoing and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis which could materially adversely affect our business, financial condition and operating results.

We expect to increase our sales and marketing, research and development and general and administrative expenses as we develop and expand our B2B line of products and services. Because our B2B products and services are in the early phase of market acceptance, we do not expect to generate sufficient B2B revenues in 2001 to cover all of the related expenses. Accordingly, we expect to incur a loss in 2001. Our failure to generate sufficient revenues, raise additional capital or reduce certain discretionary spending could have a material adverse effect on our ability to continue as a going concern and achieve our business objectives. We believe that our current cash, cash equivalents and marketable securities will provide adequate liquidity to meet our capital and operating requirements for the next twelve months. The time for which we believe our capital is sufficient is an estimate. The actual time period may differ materially as a result of a number of factors, risks and uncertainties. We may need to raise additional funds in the future through public or private debt or equity financing in order to develop new products or services, acquire complementary businesses or technologies or respond to competitive pressures. Additional financing we may need in the future may not be available on terms favorable to us, if at all. If adequate funds are not available or are not available on acceptable terms, or if we experience an unanticipated revenue shortfall that requires us to implement personnel reductions or other cost reduction measures, we may not be able to take advantage of opportunities, develop new products or services or otherwise respond to unanticipated competitive pressures. In such case, our business, operating results and financial condition could be harmed.

Our B2B product line is currently based in large part upon XML, or eXtensible Markup Language, an emerging standard for sharing data over the Internet. While we anticipate that XML will achieve broad market acceptance in the near future, the acceptance of XML within the B2B industry has been slower than expected. It is also possible that a competing standard perceived to be superior could replace XML, in which case the market may not accept an XML-based product. If a new standard were perceived to be superior, our software might not be compatible with the new standard or we might not be able to develop a product using this standard in a timely manner. Consequently, a failure of XML-based products to achieve broad market acceptance, delay in such acceptance or the introduction of a competing standard perceived to be superior in the market could harm our business.

In order to achieve broad market acceptance of our B2B product line, we must improve the effectiveness of our sales and marketing efforts, including by increasing the visibility of our company and brand recognition of our B2B products, by increasing the market reach and effectiveness of our channel partners, and by increasing the productivity of our sales force. There can be no assurance that we will be successful in these efforts. If we are unable to increase the effectiveness of our sales and marketing programs, we may not be able to attain planned levels of revenue growth or compete effectively, and our business could be significantly harmed.

The market for B2B e-commerce solutions is rapidly changing and intensely competitive. We expect the market for B2B e-commerce solutions to continue to evolve at a rapid pace. For example, the difficulties experienced in recent months by many online retailers and other web-based consumer businesses has resulted in reduced demand for our B2B products from such businesses. As a result, we have been required to re-orient our B2B sales force and marketing efforts in response to focus on enterprise customers rather than web-based consumer businesses. We may not be able to successfully develop and target our B2B products and sales and marketing efforts to such changing market demands. We also expect competition to intensify as the number of entrants and new technologies increases. We may not be able to compete successfully against

EXCELON CORPORATION
FUTURE RESULTS


current or future competitors. The competitive pressures facing us, as well as our potential inability to successfully develop and target our B2B products to the changing market for B2B e-commerce solutions, may harm our business, operating results and financial condition.

Recent negative trends in the securities markets and in general domestic and international economic and market conditions have adversely affected, among other enterprises, many companies engaged in Internet-related businesses. As a result, our revenues from sales of our products and services to customers engaged in Internet-related businesses have declined and may continue to decline in the future. There can be no assurance that such negative trends and decline in revenues will not continue or worsen or that we will be able to replace the revenue that we have lost from such customers. These factors could materially adversely affect our business, financial condition and operating results.

We typically receive the majority of our revenue in the last month of each quarter with a concentration of revenue in the latter half of such month. This pattern, common to many software companies, makes it difficult to forecast accurately, increasing the possibility of missing a quarterly revenue or profit target. Any inability to obtain orders in large volume or to make shipments in the period immediately preceding the end of any particular quarter may cause the results for that quarter to fall short of our revenue targets. Any failure to meet our quarterly revenue or earnings targets could adversely impact the market price of our stock. As a result of the foregoing and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis which could materially adversely affect our business, financial condition and operating results.

A key element of our strategy is to expand our operations in international markets. We derive, and expect to continue to derive, a significant portion of our revenues from sales by our foreign subsidiaries and to distributors outside the United States. We may have difficulty managing our international operations because of distance, as well as language and cultural differences. We cannot assure you that we will be able to successfully market and deliver, or maintain or increase demand for, our products and services in foreign markets. Other risks related to our international operations include fluctuations in currency exchange rates and the conversion to the euro by applicable members of the European Union by year-end 2001; difficulties arising from staffing and managing foreign operations; longer payment cycles and problems in collecting accounts receivable; reduced protection for intellectual property rights in certain countries; restrictions on the import and export of sensitive U.S. technologies, such as data security and encryption technologies that we may wish to use in solutions we develop for foreign customers; legal and regulatory requirements of different countries, such as differing tax or labor laws; and potential political and economic instability.

Market prices and trading volumes for securities of software companies have generally been volatile. In particular, our common stock has been and may continue to be subject to significant price and volume fluctuations and may also be affected by broader market trends unrelated to our operating performance. Such price and volume volatility, as well as general domestic or international economic, market and political conditions, could adversely affect the market price for our common stock and may prevent stockholders from reselling their shares at or above the price at which they purchased their shares.

Our current and potential competitors include, among others, large software vendors, companies and trading networks that develop their own B2B integration e-commerce solutions, vendors, vendors of proprietary enterprise application integration, or EAI, solutions and application server vendors who have added XML capabilities to their products. In addition, our customers and companies with whom we currently have strategic relationships may become competitors in the future. Many of our competitors and potential competitors have more experience developing Internet-based software, larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and services that are superior to our software and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing software and future products and services. In addition, negotiating and maintaining favorable customer and strategic relationships is critical to our business. Our competitors may be able to negotiate strategic relationships on more favorable terms than we are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers. Increased competition may result in reduced margins, loss of sales or decreased market share, which in turn could harm our business, operating results and financial condition.

We depend on product innovation and new product releases to remain competitive. Any delay in the release of products or failure of released products to meet the market expectation of functionality and features could undermine our competitive position. Furthermore, certain of our competitors are significantly larger and are expending greater amounts on research and development and sales and marketing than we are. The result could be new competitive product introductions that could limit the salability of our products or put pressure on sales prices.

EXCELON CORPORATION
MARKET RISK

Our future success depends upon our ability to attract and retain highly skilled technical, managerial, sales and marketing personnel. We assume that we will continue to be able to attract and retain such personnel. While we have not experienced any significant difficulty in hiring qualified personnel to date, competition for such personnel in the high technology industry is intense. We experience attrition, and this cannot be predicted. The failure to recruit and retain qualified personnel, however, could have a material adverse effect on our future operating results.

Our software is complex and may contain known and undetected errors or performance problems. Many serious defects are frequently found during the period immediately following introduction of new software or enhancements to existing software. Although we attempt to resolve all errors that we believe would be considered serious by our customers, our software is not error-free. Undetected errors or performance problems may be discovered in the future. Our customers may perceive such errors to be serious. This could result in lost revenue or delays in customer acceptance and would be detrimental to our reputation, which could harm our business, operating results and financial condition.

Because of the complexity of our software, internal quality assurance testing and customer testing may reveal product performance issues or desirable feature enhancements that could lead us to postpone the release of new versions of our software. In addition, the reallocation of resources associated with any postponement could cause delays in the development and release of future enhancements to our currently available software. We may not be able to successfully complete the development of future enhancements in a timely and efficient manner. Any such failure or delay could harm our operating results.

Our market is characterized by rapidly changing technology, evolving industry standards and frequent new product announcements. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our software and services. We could incur substantial costs to modify our software, services or infrastructure in order to adapt to these changes. Our business could be harmed if we incur significant costs without adequate results, or if we are unable to adapt rapidly to these changes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We face exposure to certain market risks, primarily adverse movements in foreign currency exchange rates and changes in interest rates. We have not invested in derivative instruments or derivative commodity instruments. We believe that the fair value of other financial instruments reflected in our consolidated balance sheets does not represent a significant market risk due to the nature of these instruments and their short-term maturities. We also do not believe that our future earnings, fair values and/or cash flows are subject to risk of material near term loss due to changes in market rates or prices that we consider to be reasonably possible in the near term. However, our exposure to market risk may change over time as our business practices evolve, and could in the future materially adversely effect our financial condition and results of operations. Our primary exposure has been related to local currency revenue and operating expenses in Europe and the Asia/Pacific region.

FINANCIAL RISK MANAGEMENT

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value at the balance sheet date due to the short maturities of these instruments.

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. Information about our investment portfolio is set forth in Note C of Notes to the Consolidated Financial Statements included in this Annual Report and is incorporated herein by reference.

We maintain investment portfolio holdings of various issuers, types, and maturities. These securities are classified as available for sale, and consequently, are recorded on the balance sheet at fair value with unrealized gains or losses included in stockholders' equity. To date, we have not experienced material losses on our investments. We place our investments with high quality issuers and, by policy, limit the amount of credit exposure to any one issuer. Given the short maturities and investment grade quality of the portfolio holdings at December 31, 2000, a sharp rise in interest rates should not have a material adverse impact on the fair value of our investment portfolio.

FOREIGN CURRENCY RISK

Fluctuations in exchange rates can adversely effect our results of operations and financial position. The financial statements of our international subsidiaries, all of whose functional currencies are the local currency, are translated using exchange rates in effect at the end of the period for assets and liabilities and average exchange rates during the period for results of operations. Foreign currency translation adjustments are recorded as a separate component of stockholders' equity, and also are included in reporting comprehensive income. We also engage in transactions denominated in foreign currencies. Gains and losses from these transactions, which to date have been immaterial, are reflected in the results of operations. The impact of future exchange rate fluctuations on our results of operations and financial condition cannot accurately be predicted. We do not currently engage in foreign currency hedging activities.


EXCELON CORPORATION
FINANCIAL INFORMATION


FINANCIAL INFORMATION BY GEOGRAPHIC AREAS

eXcelon does not generally track its revenues according to the geographic location of its customer. Instead, eXcelon tracks its revenues according to the geographic location of the office that generates such revenues. Based on the foregoing allocation, the following table provides information, summarized by geographic area, regarding our revenues and long-lived assets (excluding financial instruments and deferred tax assets) for 2000, 1999 and 1998, in thousands.


                                                 YEAR ENDED DECEMBER 31,

REVENUES:                                        2000       1999       1998
--------------------------------------------------------------------------------
   United States                               $ 36,991   $ 37,399   $ 37,939

   United Kingdom                                13,842     10,761     10,448
   Germany                                        3,071      2,810      4,404
   France                                         2,018      1,118      1,950
   Rest of Europe                                 2,200        428      1,041
--------------------------------------------------------------------------------
     Total Europe                                21,131   $ 15,117   $ 17,843
--------------------------------------------------------------------------------

   Japan                                         11,354      7,246      5,452
   Australia                                        871      1,048      1,124
--------------------------------------------------------------------------------
     Total Asia/Pacific                        $ 12,225    $ 8,294    $ 6,576
--------------------------------------------------------------------------------


   Total all foreign countries                 $ 33,356   $ 23,411   $ 24,419
--------------------------------------------------------------------------------

   Total revenues                              $ 70,347   $ 60,810   $ 62,358
--------------------------------------------------------------------------------



                                                 YEAR ENDED DECEMBER 31,
LONG-LIVED ASSETS:                               2000       1999       1998
--------------------------------------------------------------------------------
   United States                                $ 6,934    $ 7,194   $ 6,495

   United Kingdom                                   566        659       726
   Germany                                          120        126       156
   France                                             3          3        92
   Rest of Europe                                    71         34        33
--------------------------------------------------------------------------------
     Total Europe                               $   760      $ 822   $ 1,007
--------------------------------------------------------------------------------

   Japan                                          $ 747      $ 734       312
   Australia                                         43         45        39
--------------------------------------------------------------------------------
     Total Asia/Pacific                           $ 790      $ 779     $ 351
--------------------------------------------------------------------------------


  Total all foreign countries                   $ 1,550    $ 1,601   $ 1,358
--------------------------------------------------------------------------------

  Total long-lived assets                       $ 8,484     $8,795   $ 7,853
--------------------------------------------------------------------------------

EXCELON CORPORATION
INDEPENDENT ACCOUNTANT REPORT


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of eXcelon Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of eXcelon Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP



Boston, Massachusetts
February 8, 2001

EXCELON CORPORATION
CONSOLIDATED BALANCE SHEETS


(in thousands)

=====================================================================================================
                                                                                   December 31,
                                                                                 2000         1999
-----------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                                 $ 7,048     $ 13,847
     Short-term investments                                                      9,012        5,327
     Accounts receivable, net of allowance for doubtful
     accounts of $1,066 in 2000 and $1,232 in 1999                              13,767       13,902
     Prepaid expenses and other current assets                                   1,826          946
-----------------------------------------------------------------------------------------------------
Total current assets                                                            31,653       34,022
Property and equipment, net                                                      6,233        5,169
Marketable securities                                                              610        4,589
Purchased software, net                                                          1,118        2,503
Other assets                                                                     1,132        1,122
-----------------------------------------------------------------------------------------------------
Total assets                                                                  $ 40,746     $ 47,405
-----------------------------------------------------------------------------------------------------

Liabilities and stockholders' equity

Current liabilities:
     Current portion of capital lease obligations                               $    -       $   17
     Accounts payable                                                            4,418        3,404
     Accrued expenses                                                            3,006        3,898
     Accrued compensation                                                        3,511        2,876
     Deferred revenue                                                            8,511        7,697
-----------------------------------------------------------------------------------------------------
Total current liabilities                                                       19,446       17,892

Commitments and contingencies (Note D and Note K)                                    -            -

Stockholders' equity:
  Preferred stock, $.01 par value; authorized 5,000
     shares; no shares issued or outstanding                                         -            -
  Common stock, $.001 par value; authorized 200,000 shares;
     29,551 and 28,921 shares issued and outstanding in 2000 and
     1999, respectively                                                       $     30     $     29
  Additional paid-in capital                                                    70,929       67,790
  Unearned compensation                                                         (1,127)      (1,059)
  Accumulated deficit                                                          (46,065)     (35,054)
  Accumulated other comprehensive loss                                          (1,894)      (1,620)
  Advances to stockholders                                                        (573)        (573)
-----------------------------------------------------------------------------------------------------
Total stockholders' equity                                                      21,300       29,513
-----------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                    $ 40,746     $ 47,405
=====================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

EXCELON CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS


(in thousands, except per share data)

----------------------------------------------------------------------------------------------------
                                                                      Year Ended December 31,
                                                                 2000         1999           1998
----------------------------------------------------------------------------------------------------
Revenues:
   Software                                                  $ 43,118       $ 36,623       $ 44,040
   Services                                                    27,229         24,187         18,010
   Related party software and services                              -              -            308
----------------------------------------------------------------------------------------------------
   Total revenues                                              70,347         60,810         62,358
Cost of revenues:
   Cost of software                                             2,921          2,380          1,605
   Cost of services                                            18,059         12,931         10,311
   Cost of related party software and services                      -              -            211
----------------------------------------------------------------------------------------------------
   Total cost of revenues                                      20,980         15,311         12,127

Gross profit                                                   49,367         45,499         50,231

Operating expenses:
   Selling and marketing                                       41,730         36,426         31,589
   Research and development                                    12,859         10,292          8,643
   General and administrative                                   7,157          6,054          5,619
   Restructuring                                                    -            945              -
----------------------------------------------------------------------------------------------------
   Total operating expenses                                    61,746         53,717         45,851
----------------------------------------------------------------------------------------------------
Operating income (loss)                                       (12,379)        (8,218)         4,380
Other income, net                                               1,368          1,117            978
----------------------------------------------------------------------------------------------------
Income (loss) before income taxes                             (11,011)        (7,101)         5,358
Provision  for income taxes                                         -             43            535
----------------------------------------------------------------------------------------------------
Net income (loss)                                            $(11,011)       $(7,144)       $ 4,823
----------------------------------------------------------------------------------------------------
Net income (loss) per share - basic                            $(0.38)        $(0.25)       $  0.17

Weighted average number of common
 Shares outstanding - basic                                    29,348         28,362         27,756
----------------------------------------------------------------------------------------------------
Net income (loss) per share - diluted                          $(0.38)        $(0.25)       $  0.17

Weighted average number of common and common equivalent
shares outstanding - diluted                                   29,348         28,362         29,064
----------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.


EXCELON CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS


(in thousands)

-----------------------------------------------------------------------------------------------------
                                                                       Year Ended December 31,
                                                                2000           1999            1998
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                                         $ (11,011)      $ (7,144)       $ 4,823
   Adjustments to reconcile net income (loss) to net
     Cash provided by (used for) operating activities:
     Depreciation and amortization                               4,578          3,285          2,054
     Amortization of unearned compensation                         847            228             90
     Bad debt expense                                              587          1,007            899
     Other                                                           -            276            106
Changes in operating assets and liabilities:
     Accounts receivable                                          (365)           679         (2,196)
     Prepaids and other current assets                          (1,208)          (200)           145
     Other assets                                                 (112)          (286)            (7)
     Accounts payable and accrued expenses                         124          1,415          2,857
     Deferred revenue                                              946          2,344          1,369
-----------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating activities            (5,614)         1,604         10,140
-----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Capital expenditures                                       (3,722)        (3,027)        (2,354)
     Purchased software                                           (370)        (1,151)        (2,675)
     Purchases of marketable securities                        (21,235)       (13,048)       (12,527)
     Proceeds from maturities and sales of
        marketable securities                                   21,833         12,898          5,323
-----------------------------------------------------------------------------------------------------
Net cash used for investing activities                          (3,494)        (4,328)       (12,233)
-----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Proceeds from exercise of stock options                     2,225          2,025          1,048
     Repayment of advances to stockholders                           -              -            200
     Purchase of treasury stock                                      -           (247)          (251)
     Principal payments on long-term borrowings                    (17)           (13)           (64)
-----------------------------------------------------------------------------------------------------
Net cash provided by financing activities                        2,208          1,765            933
-----------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                            101            (40)          (339)
Net change in cash and cash equivalents                         (6,799)          (999)        (1,499)
Cash and cash equivalents, beginning of year                    13,847         14,846         16,345
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                         $ 7,048       $ 13,847       $ 14,846
-----------------------------------------------------------------------------------------------------
Supplemental cash flow information:
     Interest paid                                              $    0          $   6          $   5
     Income taxes paid                                              14             95            153
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


EXCELON CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


(in thousands)

                                                                                         Accumulated
                                                Additional                                  Other
                                         Common  Paid-In  Unearned  Treasury Accumulated Comprehensive Advances to    Comprehensive
                                          Stock  Capital Compensation  Stock   Deficit  Income(Loss) Stockholders Total Income(Loss)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                $27  $ 64,091     $(252)   $   -  $(32,733)   $ (1,427)     $ (887)  $28,819
 Issued for employee stock plan and
 option plans                                 1     1,048                                                          1,049
 Unearned compensation related to
 option grants                                                    -                                                    0
 Amortization of unearned compensation                           90                                                   90
 Repayment of stockholder loan                                                                             200       200
 Net unrealized gain on marketable securities                                                   12                    12         12
 Foreign currency translation adjustment                                                         9                     9          9
 Purchase of treasury stock shares                                      (251)                                       (251)
 Net income                                                                      4,823                             4,823      4,823
                                                                                                                            --------
 Comprehensive income                                                                                                       $ 4,844
                                            ------------------------------------------------------------------------------- --------
Balance at December 31, 1998                 28    65,139      (162)    (251)  (27,910)     (1,406)       (687)  $34,751
                                            -------------------------------------------------------------------------------
 Purchase of treasury stock shares                                      (247)                                       (247)
 Issued for employee stock plan and
 option plans                                 1     1,526                498                                       2,025
 Unearned compensation related to option
   grants                                           1,125    (1,125)                                                   0
 Amortization of unearned compensation                          228                                                  228
 Forgiveness of stockholder loan                                                                           114       114
 Net unrealized loss on marketable securities                                                  (67)                  (67)       (67)
 Foreign currency translation adjustment                                                      (147)                 (147)      (147)
 Net loss                                                                       (7,144)                           (7,144)    (7,144)
                                                                                                                            --------
 Comprehensive loss                                                                                                         $(7,358)
                                            ------------------------------------------------------------------------------- --------
Balance at December 31, 1999                 29    67,790    (1,059)       -   (35,054)     (1,620)       (573)  $29,513
                                            -------------------------------------------------------------------------------
 Purchase of treasury stock shares
 Issued for employee stock plan and
 option plans                                 1     2,224                                                          2,225
 Unearned compensation related to option
   grants                                             915      (915)                                                   0
 Amortization of unearned compensation                          847                                                  847
 Net unrealized gain on marketable securities                                                   73                    73         73
 Foreign currency translation adjustment                                                      (347)                 (347)      (347)
 Net loss                                                                      (11,011)                          (11,011)   (11,011)
                                                                                                                            --------
 Comprehensive loss                                                                                                        $(11,285)
                                            ------------------------------------------------------------------------------ ---------
Balance at December 31, 2000                 $30  $70,929   $(1,127)     $ -  $(46,065)    $(1,894)      $(573)  $21,300
                                            ------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

EXCELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS

eXcelon Corporation ("the Company") is a provider of software products and services that enable Internet-based collaboration with partners, suppliers and customers. By integrating key partners or even an entire business community, eXcelon solutions make it possible for organizations to include partners in automated business activities, to share all relevant business information and to act upon that information collaboratively. Our products are marketed and sold worldwide through our direct sales force, systems integrators, independent software vendors, international distributors and other channel partners. We operate in a single industry segment: computer software and related services. In January 2000, we changed our legal name from Object Design, Inc. to eXcelon Corporation.

We had an accumulated deficit of $46,065,000 at December 31, 2000 and a net loss of $11,011,000 for the year then ended. Management believes that cash flows from operations and existing cash balances will be sufficient to fund the Company's cash requirements for the foreseeable future. Failure to generate sufficient revenues, raise additional capital or reduce certain discretionary spending could have a material adverse effect on the Company's ability to continue as a going concern and achieve its business objectives.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of parent company and its wholly owned subsidiaries, including those operating outside the United States. All significant intercompany balances and transactions have been eliminated in the financial statements. Certain reclassifications have been made for consistent presentation. We prepare our financial statements under accounting principles generally accepted in the United States that require management to make estimates and assumptions that affect the amounts reported and the related disclosures. Actual results could materially differ from these estimates.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

Our cash is invested in debt instruments of financial institutions, government entities, corporations, and money market funds. We have established guidelines relative to credit ratings, diversification and maturities that are intended to maintain low investment risk and liquidity. Cash equivalents include highly liquid investments with maturity periods of three months or less when purchased. Short-term investments include those investments with maturities in excess of three months but less than one year. Marketable securities are those with maturities in excess of one year. Cash equivalents and short-term and long-term marketable securities are classified as available for sale and reported at fair value with unrealized gains and losses included in stockholders' equity. We have not had any significant realized losses related to our investments. At December 31, 2000, $175,000 of cash is being held as restricted funds with Silicon Valley Bank.

PROPERTY AND EQUIPMENT

Our property and equipment are stated at cost. We provide for depreciation using the straight-line method over the estimated useful lives of the assets as follows:

ASSET CLASSIFICATION                     ESTIMATED USEFUL LIFE
Computer equipment                             3-4 years
Purchased computer software                      4 years
Office equipment                                 4 years
Furniture and fixtures                           5 years
Leasehold improvements           Shorter of lease term or estimated useful life.

Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to other income.

REVENUE RECOGNITION

Our revenue is recognized in accordance with the provisions of AICPA Statement of Position 97-2 "Software Revenue Recognition." Revenue from software license fees is recognized when there is evidence of an arrangement, the product has been delivered, fees are fixed or determinable, and collection of the related receivable is deemed probable by management. Revenue from sales through distributors is recorded net of distributor commissions. Maintenance revenue, including those bundled with the initial license fee, are deferred and recognized ratably over the service period, generally one-year. Consulting and training service revenue is recognized as the services are performed.

EXCELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONCURRENT TRANSACTIONS

We occasionally enter into concurrent transactions in which our software licenses are exchanged for products or services. These transactions are recorded at the estimated fair market value of the product or service received and/or software license value. In 1998, we purchased from customers $2.5 million of technology for incorporation into our products. These customers purchased products from us that accounted for $2.0 million of software license revenues during the year. Management believes that these transactions were entered into under normal commercial terms and reflects the fair value of the technology received and the software licensed.

FOREIGN CURRENCY

For our foreign operations, the functional currency is the local currency. Assets and liabilities are translated at rates in effect at the balance sheet date and translation adjustments are recorded in stockholders' equity and are included as a component of comprehensive income or loss. We translate statement of operations amounts at average rates for the period. Transaction gains and losses are recorded in other expense in the statement of operations.

CONCENTRATIONS OF CREDIT RISK

The amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to their short maturities. Financial instruments that potentially subject us to concentration of credit risk consist primarily of investments and trade receivables. Our cash, cash equivalents, and investments are held with financial institutions with high credit standings. We sell to a broad base of customers representing various geographic locations and industries. We perform ongoing credit evaluations of our customers, but do not require collateral or other security to support our customer receivables. We maintain reserves for potential credit losses, and such losses have been within our expectations.

RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

Research and development costs are expensed as incurred. Costs associated with the development of computer software are expensed prior to establishing technological feasibility, and capitalized thereafter until commercial release of the products. Software development costs eligible for capitalization have not been material to date.

INCOME TAXES

Our income tax expense includes applicable U.S. and international income taxes. Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effects of these differences are reported as deferred tax assets and liabilities. Deferred tax assets are recognized, net of valuation allowances, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. We have recorded a valuation allowance against the net deferred tax assets, based upon the available evidence, that it is more likely than not that some or all of the deferred tax assets will not be realized. We evaluate the recoverability of the deferred tax assets and the level of the valuation allowance on a quarterly basis.

PURCHASED SOFTWARE

Purchased software includes the cost of purchased third party software, net of accumulated amortization. Amortization is provided using the straight-line method over periods ranging from one to five years. Accumulated amortization amounted to $3,917,679 and $1,868,000 at December 31, 2000 and 1999,
respectively. Amortization expense was $2,049,679, $1,221,616 and $157,000 for the years ending December 31, 2000, 1999 and 1998, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

Upon indication of possible impairment, we evaluate the recoverability of long-lived assets by measuring the carrying amount of the assets against the related estimated undiscounted future cash flows. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset is adjusted to its estimated fair value. In 2000 and 1999, we wrote off $777,787 and $552,222, respectively, of purchased technology when it was determined that the expected future cash flows resulting from these acquired technologies would be immaterial. These charges are included charges to cost of software sold in the respective years.

EXCELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMPREHENSIVE INCOME AND LOSS

We adopted Statement of Financial Accounting Standards ("SFAS No. 130"), "Reporting Comprehensive Income," effective January 1, 1998. This statement establishes standards for reporting and displaying comprehensive income and its components. Our comprehensive income (loss) consists of net income (loss, currency translation adjustments and unrealized gains (losses) on investments. For the years ending December 31, 2000, 1999 and 1998, there is no income tax expense of benefit allowable to the components of other comprehensive income.

STOCK-BASED COMPENSATION

We measure compensation expense for our employee stock-based compensation using the intrinsic value method and provide pro forma disclosures of net income
(loss) as if the fair value method had been applied in measuring compensation expense. Under the intrinsic value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the fair value of the underlying stock on the grant date, compensation expense is recognized over the applicable vesting period.

NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted income (loss) per share is computed by dividing net income (loss) by the sum of the weighted-average number of common shares outstanding for the period plus the number of common shares issuable upon the assumed exercise of all dilutive potential common shares, such as stock options. The following is a calculation of basic and diluted net income (loss) per share:


(in thousands, except per share amounts):
                                                            2000             1999              1998
-----------------------------------------------------------------------------------------------------
BASIC NET INCOME (LOSS) PER SHARE

Net income (loss)                                       $ (11,011)         $(7,144)          $ 4,823

Weighted average common shares outstanding                  29,348           28,362           27,756

Basic net income (loss) per share                         $ (0.38)         $ (0.25)           $ 0.17

DILUTED NET INCOME (LOSS) PER SHARE

Net income (loss)                                       $ (11,011)         $(7,144)          $ 4,823

Weighted average common shares outstanding                  29,348           28,362           27,756

Stock options (dilutive)                                         -                -            1,308
-----------------------------------------------------------------------------------------------------
Total shares                                                29,348           28,362           29,064

Diluted net income (loss) per share                       $ (0.38)         $ (0.25)           $ 0.17


Options to purchase 4,600,008, 3,977,643, and 1,800,941 shares of Common Stock were outstanding during 2000, 1999 and 1998 respectively, but were not included in the computations of diluted earnings per share as the inclusion of these shares would have been anti-dilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This accounting standard, which is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, requires that all derivatives be recognized as either assets or liabilities at estimated fair value. In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No.
133. This accounting standard amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The January 1, 2001 adoption of SFAS No. 133, as amended, is not expected to have a material effect on the Company's financial position or results of operation.

EXCELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


B. PROPERTY AND EQUIPMENT:

Our property and equipment consisted of the following, in thousands:

                                                               December 31,
                                                          2000            1999
--------------------------------------------------------------------------------
Computer and computer-related equipment                $  9,895         $ 9,224
Office equipment and furniture                            1,532           1,391
Purchased computer software                               2,182           2,149
Leasehold improvements                                    2,609           1,738
Automobiles                                                   -              65
--------------------------------------------------------------------------------
Gross property and equipment                             16,218          14,567

Less accumulated depreciation and  amortization          (9,985)         (9,398)
--------------------------------------------------------------------------------
Net property and equipment                              $ 6,233         $ 5,169
================================================================================

At December 31, 2000 and 1999, property and equipment included $0 and $65,000 of automobiles under capital leases. Accumulated amortization of automobiles under capital leases at December 31, 2000 and 1999 totaled $0 and $65,000, respectively. Depreciation expense was $2,529,093, $2,063,000 and $1,897,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

C. MARKETABLE SECURITIES:

The fair values of our investments have been determined through information obtained from market sources and management estimates. We use the specific identification cost method to determine the gross realized gains and losses on the sale of our securities. Realized gains and losses on the sale of investments were immaterial for all periods presented in the consolidated financial statements. Net unrealized gains and losses are recorded as accumulated other comprehensive loss. Marketable securities held as available for sale can be summarized as follows, in thousands:

                                                                              GROSS       GROSS
DECEMBER 31, 2000                                   AMORTIZED               UNREALIZED  UNREALIZED
                                                       COST     FAIR VALUE    GAINS      LOSSES
---------------------------------------------------------------------------------------------------
 U.S. Government obligations                        $  1,952    $  1,959        $  7       $  -
 Corporate obligations                                10,505      10,507           6         (4)
 Other                                                   641         641           -          -
---------------------------------------------------------------------------------------------------
      Total investments                             $ 13,098    $ 13,107        $ 13        $(4)
===================================================================================================
AMOUNTS INCLUDED IN:
Cash and cash equivalents                           $  3,485    $  3,485        $  -       $   -
Short-term investments                                 9,010       9,012           6         (4)
Marketable securities, non-current                       603         610           7           -
---------------------------------------------------------------------------------------------------
     Total                                          $ 13,098    $ 13,107        $ 13       $( 4)
===================================================================================================

DECEMBER 31, 1999

  U.S. Government obligations                       $  1,685    $  1,685        $  -      $   -
  Corporate obligations                                9,451       9,389           -        (62)
  Other                                                2,755       2,755           -          -
---------------------------------------------------------------------------------------------------
      Total investments                             $ 13,891    $ 13,829        $  -      $( 62)
===================================================================================================
AMOUNTS INCLUDED IN:
Cash and cash equivalents                             $3,913      $3,913        $  -       $  -
Short-term investments                                 5,331       5,327           -         (4)
Marketable securities, non-current                     4,647       4,589           -        (58)
---------------------------------------------------------------------------------------------------
      Total                                         $ 13,891    $ 13,829        $  -      $( 62)
===================================================================================================

EXCELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


At December 31, 2000, the contractual maturities of our short-term investments available for sale ranged from over 3 months to 12 months. At December 31, 2000, our non-current marketable securities available for sale had contractual maturities through September 2002.

D. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

We lease office facilities and certain equipment under operating leases expiring at various dates through 2005. In addition to rent, certain leases require us to pay directly for taxes, insurance, maintenance, and other operating expenses. Rent expense under operating leases was approximately $3.8 million, $3.8 million and $3.4 million for the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000, our future minimum lease payments under operating leases are as follows, in thousands:

                       ------------------------
                                      Operating
                                        Leases
                       ------------------------
                               2001     $ 2,910
                               2002       2,488
                               2003         900
                               2004         247
                               2005          29
-----------------------------------------------
    Total future minimum lease payments $ 6,574
-----------------------------------------------

EXCELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


E.  STOCKHOLDERS' EQUITY:

PREFERRED STOCK

We are authorized to issue up to 5,000,000 shares of Preferred Stock, $.01 par value, with rights and terms to be determined by our Board of Directors without the need for further shareholder approval. As of December 31, 2000 and 1999, there were no issued or outstanding shares of Preferred Stock.

STOCK REPURCHASE PROGRAM

In November 1998, our Board of Directors authorized a stock repurchase program whereby we could purchase up to 2,000,000 shares of our Common Stock to meet requirements of our employee stock option and stock purchase plans. No minimum number or value of shares to be repurchased was fixed nor was a time limit as to the duration of the program established. During the years ended December 31, 1999 and 1998, we repurchased 37,000 and 39,700 shares of our Common Stock at a cost of $247,000 and $251,000, respectively. All such repurchased shares were subsequently re-issued through employee stock option exercises during 1999. During the year ending December 31, 2000, there were no stock repurchases by the Company.

EMPLOYEE STOCK PURCHASE PLAN

We offer an employee stock purchase plan for all eligible employees. Under the plan, up to 700,000 shares of our Common Stock may be purchased at 85% of the lower of the fair market value of the stock on the first day or the last day of each six-month offering period. Employees may elect to have up to 6% of their base pay withheld and applied toward the purchase of shares in each offering, up to a maximum of $25,000 withheld in any year. In 2000 and 1999, we issued 89,208 and 157,267 shares pursuant to the plan at average purchase prices of $5.75 and $3.09, respectively. At December 31, 2000, 243,540 shares were reserved for future issuance under the plan.

STOCK OPTION PLANS

We have four stock option plans, including two stock option plans currently in effect under which future grants may be issued. In total for all plans, 19,482,000 shares have been authorized for grant. Our 1996 Incentive and Nonqualified Stock Option Plan ("1996 Plan") authorizes grants of options to purchase up to 4,400,000 shares. The 1996 Plan provides for authorized shares to increase by 300,000 shares annually up to a maximum of 4,700,000 shares. Our 1997 Nonqualified Stock Option Plan ("1997 Plan") authorizes the grant to employees of the Company of nonqualified options to purchase up to 6,500,000 shares. Stock options generally have a maximum term of ten years and vest over periods ranging from one to five years. At December 31, 2000, total authorized but unissued shares under our stock option plans were 10,710,390 of which 669,903 options were available for grant.

In October 1998, our Board of Directors approved a one-for-one stock option exchange program that provided employees the opportunity to exchange stock options previously granted for new options with a current market price and new vesting period. Executive officers and directors were not eligible to participate in the program. The new options were priced at $3.94 based upon the closing price of our stock as reported by NASDAQ on October 28, 1998, vest in equal annual installments over four years from October 28, 1998 and expire on October 28, 2008. A total of 1,300,000 shares with exercise prices ranging from $5.19 to $16.50 per share were exchanged under the program. The exchange of such options is presented in the following table as both cancellations and subsequent grants for the year ended December 31, 1998.

EXCELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Stock option activity for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                     Year Ended December 31,
                                 2000                      1999                       1998
--------------------------------------------------------------------------------------------------------
                         Number      Weighted       Number       Weighted       Number      Weighted
                           Of         Average         Of          Average         of         Average
                        Options    Exercise Price   Options    Exercise Price   Options   Exercise Price
--------------------------------------------------------------------------------------------------------
Outstanding at
  beginning  of year    6,848,304      $ 4.32      4,675,344       $ 4.16      3,813,144       $ 3.84
Granted                 4,383,050        8.17      5,111,050         4.75      3,548,150         5.35
Cancelled                (649,819)       7.12     (2,186,151)        5.74     (2,148,214)        6.34
Exercised                (541,048)       3.16       (751,939)        2.04       (537,736)         .98
--------------------------------------------------------------------------------------------------------
Outstanding at
   end of year         10,040,487      $ 5.89      6,848,304       $ 4.32      4,675,344       $ 4.16
========================================================================================================

Exercisable             3,791,240      $ 3.85      1,698,629       $ 3.57      1,234,433       $ 2.66
========================================================================================================


The following table summarizes information about stock options outstanding at December 31, 2000:

              Options Outstanding                                  Options Exercisable
-------------------------------------------------------  ---------------------------------------------
                                          Weighted Avg.
Range of Exercise      Number of Shares   Remaining       Weighted Avg.     Number       Weighted Avg.
Prices                   Outstanding     Contract Life   Exercise Price   Exercisable   Exercise Price
--------------------------------------------------------------------------------------------------------
$  0.01  -  $ 2.00           706,506          6.54          $ 1.27           556,356        $ 1.34
   2.53  -    2.75         1,584,400          8.67            2.75         1,570,307          2.75
   3.00  -    3.94         1,260,355          8.16            3.78           478,820          3.82
   3.94  -    4.40         1,326,700          9.38            4.36           153,585          4.23
   4.63  -    6.19         1,307,151          8.61            5.91           345,409          5.87
   6.44  -    8.13         1,784,650          8.54            7.32           524,148          6.69
   8.25  -   10.06         1,407,975          9.33            9.30           156,240          9.38
  10.94  -  $22.63           662,750          9.09           14.28             6,375         11.50
--------------------------------------------------------------------------------------------------------
                          10,040,487          8.64          $ 5.89         3,791,240        $ 3.85


EXCELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


VALUATION OF STOCK PLANS

As permitted by SFAS No. 123, we have chosen to continue to account for our stock-based compensation plans using the intrinsic value method. Accordingly, we have recognized compensation expense only for options granted with exercise prices less than fair market value on the dates of grant. 60,000 and 300,000 options were granted to employees below fair market value in 2000 and 1999, respectively. Compensation expense of $847,000, $228,000 and $90,000 was recorded in 2000, 1999, and 1998, respectively. The amount of unamortized compensation expense is recorded in the stockholders' equity section. For the years ending December 31, 2000, 1999 and 1998 the amount of unamortized compensation was $1,127,188, $1,058,875 and $161,963, respectively. Pursuant to SFAS No. 123, had the fair value method of accounting using the Black-Scholes pricing model been applied to our stock plans, the pro forma impact would have been as follows, in thousands except per share amounts:

                                                              Year Ended December 31,
                                                      2000             1999            1998
---------------------------------------------------------------------------------------------
As Reported
  Net income (loss)                                $(11,011)         $(7,144)          $4,823
  Net income (loss) per share - basic                 (0.38)           (0.25)            0.17
  Net income (loss) per share - diluted               (0.38)           (0.25)            0.17
---------------------------------------------------------------------------------------------
Pro Forma
  Net income (loss)                                 (22,265)         (12,407)           2,556
  Net income (loss) per share - basic                 (0.76)           (0.44)            0.09
  Net income (loss) per share - diluted               (0.76)           (0.44)            0.09
---------------------------------------------------------------------------------------------

The fair value of these options at the date of grant was estimated using the following assumptions:

                                                     2000             1999           1998
-------------------------------------------------------------------------------------------
Risk free interest rate                               6.0%             6.7%            5.5%
Dividend yield                                          0%               0%              0%
Expected volatility                                   120%             108%             80%
Expected life                                      5 years          5 years         5 years
-------------------------------------------------------------------------------------------

The weighted average fair value of the options granted at fair market value during 2000, 1999 and 1998 was $6.95, $4.02 and $3.37 per share, respectively. The weighted average fair value of the options granted with exercise prices below fair market value during 2000 and 1999 was $18.07 and $4.40 per share, respectively. The fair value of the employee stock purchase plan was estimated using the following assumptions: 5.39% and 4.63% weighted average risk free interest rate in 2000 and 1999, respectively, 0% dividend yield in 2000 and 1999, respectively, 120% and 100% volatility and a six-month expected life in 2000 and 1999, respectively. The weighted average fair value of the purchase rights in 2000 and 1999, respectively was $3.27 and $1.57 per share. The pro forma effect of applying SFAS No. 123 for prior years is not necessarily representative of the pro forma effect to be expected in future years.

ADVANCES TO STOCKHOLDERS

In 1996, options to purchase 2,760,000 shares of our Common Stock issued to two officers in December 1995 were accelerated, and the officers exercised these options in exchange for cash of $2,760 and full recourse promissory notes in the amount of $687,000. The promissory notes, as amended, bear interest at 7.0% and are due on the earlier of April 1, 2002 or upon termination of employment. Of such promissory notes, in 1999, in connection with the employment termination of one officer, we agreed to forgive his promissory note in the principal amount of $115,000, plus accrued interest of $6,000, totaling $121,000, which was included in a restructuring charge (Note F).

EXCELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


F.   Restructuring Charge:

In September 1999, we recorded a restructuring charge in the amount of $945,000 in connection with a company re-positioning. The charge was composed of the following, in thousands:

Severance                             $ 811
Office closure                           64
Marketing program cancellation           70
--------------------------------------------
Total                                 $ 945
============================================

The severance cost relates to eleven involuntarily terminated employees. Prior to their termination, seven employees had been included in sales expense, two had been included in cost of services, one had been included in general and administrative expense, and one had been included in marketing expense. All affected employees were terminated in 1999. During 1999, cash payments in settlement of associated obligations amounted to $831,000. The remaining liability of $114,000 at December 31, 1999 is included in accrued expenses for 1999 and was fully paid in 2000.

G. INCOME TAXES:

Our income (loss) before income taxes is as follows, in thousands:

                                Year Ended December 31,
--------------------------------------------------------------
                         2000          1999          1998
--------------------------------------------------------------
Domestic               $(11,157)     $(4,936)       $6,958
Foreign                     146       (2,165)       (1,600)
--------------------------------------------------------------
                       $(11,011)      (7,101)        5,358
==============================================================

Our provision for income taxes consists of the following, in thousands:

                             Year Ended December 31,
--------------------------------------------------------------
                         2000         1999           1998
--------------------------------------------------------------
Foreign                 $  -          $ 43           $  1
Federal                    -             -            486
State                      -             -             48
--------------------------------------------------------------
                        $  -          $ 43           $535
==============================================================

The following is a reconciliation between the U.S. federal statutory rate and our effective tax rate:

                                               Year Ended December 31,
                                            2000           1999        1998
------------------------------------------------------------------------------
U.S. federal statutory rate                (34.0)%        (34.0)%      34.0%
State taxes, net of federal benefit         (5.9)             -         1.0
Foreign tax difference from U.S. rate       (1.4)           2.3        (1.6)
Non-deductible expenses                      1.0            1.0         3.1
Previously unbenefitted net operating
 loss carryforwards                            -              -       (34.3)
Change in valuation allowance               40.3           30.1         7.8
------------------------------------------------------------------------------
                                             0.0%          (0.6)%      10.0%
==============================================================================

EXCELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant temporary differences that create deferred tax assets and liabilities are shown below, in thousands:

                                                        December 31,
                                                    2000            1999
---------------------------------------------------------------------------
 Deferred tax assets:
   Net operating loss carryforwards               $17,742         $12,919
   Tax credit carryforwards                         4,656           3,511
   Reserves not currently deductible                  588             825
   Other                                              497             156
   Depreciation and amortization                      216             210
---------------------------------------------------------------------------
                                                   23,699          17,621
 Valuation allowance                              (23,699)        (17,621)
---------------------------------------------------------------------------
 Net deferred tax assets                          $     -         $     -
---------------------------------------------------------------------------

As of December 31, 2000, we had federal net operating loss ("NOL") and research and experimentation credit carryforwards of approximately $40,785,000 and $3,050,000 respectively, which may be available to offset future federal income tax liabilities and expire at various dates through 2020. We have recorded a deferred tax asset of approximately $2,257,000 reflecting the benefit of deductions from the exercise of stock options. The benefit from this $2,257,000 deferred tax asset will be recorded as a credit to additional paid-in capital when realized. As required by SFAS No. 109, we have evaluated the positive and negative evidence bearing upon the realization of its deferred tax assets, which are comprised principally of net operating loss and research and experimentation credit carryforwards. We have determined that it is more likely than not that the benefits of deferred tax assets will not be recognized and, as a result, a valuation allowance of approximately $23,699,000 has been established at December 31, 2000.

Ownership changes, as defined in the Internal Revenue Code, may have limited the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years.

As of December 31, 2000, our foreign subsidiaries had NOL carryforwards of approximately $6,509,000 which expire over various periods.

H. RELATED PARTY TRANSACTION:

In 1998, related party revenues derived from a stockholder, International Business Machines Corporation ("IBM"), amounted to $308,000. IBM ceased to be a related party in 1999. There were no related party transactions in either 2000 or 1999.

I.  401(K) PLAN:

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code. This plan covers all eligible (as defined) employees. In 2000, we have matched 50% of the first 6% of eligible employees' contributions up to an annual maximum of $2,000 per employee resulting in an expense of $315,000 for the year ending December 31, 2000. No matching contributions were made to the plan in either 1999 or 1998.

J. SEGMENT INFORMATION:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision-making group is our executive officers.

We operate within a single industry segment - computer software and related services. We have two major product categories within that one segment: (1) our B2B product line of XML-based software and (2) our Object Design product line of database management software. We have two product lines of software but expenses are not separately identified.

EXCELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Sales and marketing operations outside the United States are conducted principally through foreign sales subsidiaries in Europe and the Asia/Pacific region. Financial information, summarized by geographic area, is as follows, in thousands:

                                    Year Ended December 31,
                                 2000          1999           1998
                                 ----          ----           ----
Revenues
  B2B Product Line             $20,014       $ 2,883       $     -
  Object Design Product Line    50,333        57,927        62,358
--------------------------------------------------------------------
    Total Revenues             $70,347       $60,810       $62,358
====================================================================

Revenues
  North America                $36,991       $37,399       $37,939
  United Kingdom                13,842        10,761        10,448
  Rest of Europe                 7,289         4,356         7,395
  Asia/Pacific                  12,225         8,294         6,576
--------------------------------------------------------------------
   Total Revenues              $70,347       $60,810       $62,358
====================================================================

Identifiable assets
  North America                $37,657       $47,298       $49,758
  United Kingdom                 6,306         4,843         4,321
  Rest of Europe                 3,385         1,860         4,254
  Asia/Pacific                   3,186         3,192         4,960
  Eliminations                  (9,788)       (9,788)      (14,301)
--------------------------------------------------------------------
   Total identifiable assets   $40,746       $47,405       $48,992
====================================================================

Operating income (loss)
  North America               $(12,312)      $(6,039)      $ 6,021
  United Kingdom                   883           (42)         (294)
  Rest of Europe                  (269)       (1,669)       (1,009)
  Asia/Pacific                    (681)         (468)         (338)
--------------------------------------------------------------------
Total operating income (loss)  (12,379)       (8,218)        4,380
====================================================================

EXCELON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


K. LEGAL PROCEEDINGS:

We are subject to various legal proceedings and claims that arise in the ordinary course of business. We currently believe that resolving these matters will not have a material adverse impact on our consolidated financial statements.

L. QUARTERLY RESULTS OF OPERATIONS:

       (unaudited and in thousands, except per share amounts)

2000                            First        Second         Third       Fourth
                               Quarter       Quarter       Quarter      Quarter
                               -------       -------       -------      -------
Revenue                        $17,004       $19,069       $18,809      $15,465
Gross profit                    12,611        13,835        13,226        9,693
Operating loss                  (1,051)       (1,427)       (2,264)      (7,638)
Net loss                          (710)       (1,070)       (1,849)      (7,382)
Net loss per share - basic       (0.02)        (0.04)        (0.06)       (0.25)
Net loss per share - diluted     (0.02)        (0.04)        (0.06)       (0.25)



1999                            First        Second         Third       Fourth
                               Quarter       Quarter       Quarter      Quarter
                               -------       -------       -------      -------
Revenue                        $13,108       $14,647       $15,643      $17,412
Gross profit                     9,705        11,067        11,502       13,225
Operating loss                  (2,274)       (1,954)       (3,410)        (580)
Net loss                        (2,009)       (1,671)       (3,155)        (309)
Net loss per share - basic       (0.07)        (0.06)        (0.11)       (0.01)
Net loss per share - diluted     (0.07)        (0.06)        (0.11)       (0.01)


M. SUBSEQUENT EVENTS (UNAUDITED):

In January 2001, we reorganized our operations and as a result reduced our workforce by 45 employees or approximately 10%. As a result, we expect to incur a restructuring charge of approximately $700,000 to $800,000 in the first quarter of 2001. All of the charge relates to severance payment to employees whose employment was terminated in the restructuring.

As part of our restructuring plan, which became effective January 8, 2001, the Company was split into three divisions. Two of the divisions align with each of our two B2B and Object Design product lines, and the third division provides finance and administrative functions for the other two divisions. Each division maintains its own management teams as well as separate sales support and marketing functions.

In March 2001, the Company's Board of Directors approved a plan to accelerate the vesting of certain options of certain employees who were previously granted options that were issued for less than their fair market value. The acceleration of these options exercisable for 360,000 shares of the Company's common stock will result in a one time non-cash compensation charge of $929,375 to be reported in the first quarter of 2001.

EXCELON CORPORATION
SHAREHOLDERS REFERENCE

eXcelon Corporation Stockholders Reference

We are mailing with this Annual Report formal notice of our Annual Meeting of stockholders together with our proxy statement and a proxy card.

Form 10-K

Upon request by a stockholder, we will provide at no charge a copy of our Annual Report on Form 10-K, as amended. Please send your request to: Investor Relations, eXcelon Corporation, 25 Mall Road, Burlington, MA 01803. Telephone:
(781) 674-5000

Our Common Stock trades on the Nasdaq Stock Market ("NASDAQ") under the symbol "EXLN." The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported by NASDAQ.


2000                             High             Low
-------------------------------------------------------
First Quarter                 $  27.50         $  9.19
Second Quarter                   12.25            6.00
Third Quarter                    15.63            5.56
Fourth Quarter                   12.63            1.03
-------------------------------------------------------

1999                             High             Low
-------------------------------------------------------
First Quarter                 $  10.50         $  5.00
Second Quarter                    5.44            2.78
Third Quarter                     5.13            2.50
Fourth Quarter                   15.47            3.31
-------------------------------------------------------

At December 31, 2000, there were 151 holders of record of our Common Stock. This number does not include beneficial owners for whom shares were held in a "nominee" or "street" name. We believe that there are at least 400 beneficial owners of our Common Stock. We have never paid cash dividends on our Common Stock. The current policy of our Board of Directors is to retain all earnings for our continued growth.

EXCELON CORPORATION
CORPORATE INFORMATION


DIRECTORS                                       CORPORATE OFFICERS
---------                                       ------------------

Robert N. Goldman                               Robert N. Goldman
Chairman of the Board                           Chairman and Chief Executive Officer

Gerald B. Bay (1), (2)                          Satish Maripuri
Managing Partner                                President and Chief Operating Officer
The Vista Group
                                                Lacey P. Brandt
Kevin Burns (1), (2)                            Chief Financial Officer and Treasurer
Managing Principal
Lazard Technology Partners                      Alan E. Gold
                                                Executive Vice President and Chief Marketing Officer
Robert M. Agate (1)
Retired Sr. Executive Vice President            Philip B. Lee
and Chief Financial Officer                     President, Object Design Division
Colgate Palmolive Co.

(1) Member of the Audit Committee

(2) Member of the Compensation Committee




INDEPENDENT ACCOUNTANTS                         SUBSIDIARIES
-----------------------                         ------------
PricewaterhouseCoopers LLP                      eXcelon Australia Pty. Limited       eXcelon Japan Limited
Boston, MA                                      Level 6                              Kawakita Memorial Building
                                                Building 390 St. Kilda Road          18 Ichibancho
OUTSIDE COUNSEL                                 Melbourne, Victoria 3004             Chiyoda-ku, Tokyo 102-0082
---------------                                 Australia                            Japan
Foley, Hoag & Eliot LLP
Boston, MA                                      eXcelon Deutschland GmbH             eXcelon UK Limited
                                                Kreuzberger Ring 64                  Building 1015
TRANSFER AGENT                                  65205 Wiesbaden                      Arlington Business Park
--------------                                  Germany                              Theale, Reading RG7 4SA
EquiServe                                                                            United Kingdom
Boston, MA                                      eXcelon Nederland b.v.
                                                Siriusdreef 17-27
                                                2123 WT Hoofddorp
                                                The Netherlands


    25 MALL ROAD

    BURLINGTON, MA 01803

---------------------

    www.exceloncorp.com